UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CANADA GOOSE HOLDINGS INC.

(Exact name of registrant as specified in charter)

British Columbia	001-38027	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Queen’s Quay East, 22nd Floor Toronto, Ontario, Canada	M5E 1V3
(Address of principal executive offices)	(Zip code)

David M. Forrest (416) 780-9850

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

A copy of the conflict minerals report is publicly available on our website at investor.canadagoose.com.

Item 1.02 – Exhibit

A copy of the conflict minerals report is attached hereto as Exhibit 1.01 and incorporated herein by this reference.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 – Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 – Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as contemplated by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CANADA GOOSE HOLDINGS INC.

By:	/s/ David Forrest	Date: June 2, 2025
David Forrest
General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report as contemplated by Item 1.02 of this Form

4